February 14, 2013

VIA EDGAR AND EMAIL

Patrick Scott, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

    Re:      First Investors Life Variable Annuity Fund D – Initial Registration Statement on
        Form N-4 (File Nos. 333-186359; 811-08205); Request for Selective Review

Dear Mr. Scott:

On January 31, 2013, First Investors Life Insurance Company (“First Investors”) filed an initial registration statement on Form N-4 under the Securities Act of 1933, as amended (“1933 Act”), for an individual flexible premium variable deferred annuity contract designated as First Choice Plus (“Registration Statement”).  First Choice Plus will be issued through First Investors Life Variable Annuity Fund D, which is registered under the Investment Company Act of 1940, as amended (“1940 Act”).

First Investors requests selective review of this filing in accordance with the Securities and Exchange Commission (“SEC”) release on selective review, Revised Procedures for Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (Feb. 15, 1984).

The Prospectus for First Choice Plus is based on, and is substantially similar to, the prospectus for First Choice (File Nos. 033-33419; 811-06130), an individual flexible premium variable deferred annuity contract offered by First Investors and issued through First Investors Life Variable Annuity Fund C.  The staff most recently provided comments on the Prospectus and Statement of Additional Information (“SAI”) for the First Choice variable annuity contract in connection with Post-Effective Amendment No. 26 to the Registration Statement on Form N-4 of First Investors Life Variable Annuity Fund C, which was filed with the SEC pursuant to Rule 485(a) under the 1933 Act on March 15, 2010.  Subsequent registration statement updates for First Choice were filed pursuant to Rule 485(b) under the 1933 Act to update the financial statements included in the registration statement, to make certain non-material changes to the registration statement, and to incorporate other changes to the registration statement permitted under Rule 485(b).

.

Patrick Scott, Esq.
February 14, 2013

Enclosed with this letter is a copy of the First Choice Plus Prospectus and SAI marked to show differences from the current First Choice Prospectus and SAI.  The primary disclosure differences relate solely to product differences, as follows (page numbers correspond to the Registration Statement):

●	The Prospectus for First Choice Plus includes new defined terms in the Glossary of Special Terms not used in First Choice (see pages 3-4);
●
The Prospectus for First Choice Plus includes disclosure regarding a bonus credited to purchase payments that is not available under First Choice (see the Cover Page and pages 5, 10, 16, 18-19 and 22);

●	The Prospectus for First Choice Plus includes disclosure regarding a partial annuitization feature that is not available under First Choice (see pages 25-26 and 28);
●	The disclosure in the Prospectus for First Choice Plus regarding the surrender charge reflects a different surrender charge schedule than that related to First Choice (see pages 5 and 28); and
●
The disclosure in the Prospectus for First Choice Plus reflects that the annual mortality and expense risk charge is equal to an annual rate of 1.40% as compared to 1.00% for First Choice (see pages 5 and 28-29).

Pursuant to policies described in SEC Release No. IC-13768, we believe that selective review is appropriate. We look forward to your response and comments. If you have any questions, please call me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:           Joanne McIntosh
First Investors Life Insurance Company

Diane E. Ambler
K&L Gates LLP